

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Joseph Mannello
Chief Executive Officer
MYOS RENS Technology Inc.
45 Horsehill Road, Suite 106
Cedar Knolls, NJ 07927

>   **Re: MYOS RENS Technology Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 20, 2020**
>   **File No. 333-237757**

Dear Mr. Mannello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Joshua N. Englard, Esq.